

## Renji Bijoy · 1st

Founder @ Immersed, Forbes 30 Under 30 (2021), Techstars 2017 Grad, Georgia Tech A.I. Master's Graduate, Emory Alum

Austin, Texas, United States · **500+ connections** · **Contact info**

 **Immersed [Techstars '17]**

 **Georgia Institute of Technology**

## About

I am nothing without the Lord, Jesus Christ. I am defined by the Lord's purpose for me. He will lead me whereve
He needs me to be, and I will gladly follow.
Twitter: @RenjiBijoy ( https://twitter.com/renjibij ... see more

## Featured

🎙️I don't have a fairy tale story to share with you. ...




Thanks to Rafiq Ahmed (Dipalo Ventures), Jake Thomsen (Sovereign's Capital), Dani...



Our foun
Immersec







offices. The company has raised $3.5 million in venture funding to date.

720 · 149 comments

**Immersed on BloombergTV**

youtube.com

193 · 76 comments

**Immerse**

## Experience

### Founder & CEO/CTO

Immersed [Techstars '17]

Jan 2017 – Present · 4 yrs 3 mos

Austin, Texas Area

Immersed [Techstars '17] is partnered with Facebook to build VR Offices, enabling distributed teams to maximize their productivity.

Raised almost $4M to date, and now we're hiring!: https://angel.co/immersed/jobs

Responsibilities:

▶ All things "GROWTH"

▶ Product/Software Architecting ...see more

### Engineering Mentor (former side-gig)

Firehose Project

Apr 2016 – Aug 2017 · 1 yr 5 mos

Periodically mentoring top engineers from around the world to ivy-league students here in the US to help them become extremely successful in the tech world.

Responsibilities:

▶ Give career advice and guidance for their desire to pursue entrepreneurship, job ...see more

### Engineering Mentor (former side-gig)

Viking Education

Aug 2016 – Feb 2017 · 7 mos

Mentoring people from all walks of life in order to provide important perspective by giving talks, real-world advice, and direct feedback on their capstone software projects.

Viking Code school is an immersive online software engineering and job placement ...see more

### Lead Architect (Ruby on Rails)

Tin Roof Software

Sep 2015 – May 2016 · 9 mos

Greater Atlanta Area

Architecting, developing, growth-hacking, and supporting CNN's social video effort, called GreatBigStory.com, using the following technologies:
▶ Ruby on Rails, RSpec, Rubocop
▶ ReactJs, Jasmine                                    ...see more

## Software Engineer

CareerBuilder

Nov 2014 – Aug 2015 · 10 mos

Norcross, GA

API & Authentication Development Team
As a mid-level engineer on the team, I helped architect the replacement of the API
authentication and authorization portion of our older legacy software (which supported
Careerbuilder.com, that has ~20 million unique users/day worldwide), using the fol ...see more

Show 1 more experience ⌄

# Education



## Georgia Institute of Technology

Master of Science (M.S.), Computer Science, 3.9 GPA

2014 – 2016

Nationally Ranked #3 Graduate Computer Science Program (TFE Times, 2016)

Specializations:
▶Computational Perception & Robotics
▶Databases & Software Engineering

## Emory University

Bachelor of Science (B.S.), Mathematics & Computer Science; Pre-Med, 3.7 GPA

Activities and Societies: Emory Missional Community

I worked 2-3 part-time jobs at a time to pay the bills throughout my undergraduate career, while taking a full course-load each semester. I initially pursued the pre-med track (and ultimately, completed it), until I realized my passion for software development while taking my math and computer science courses.

### Udacity

Engineer's Degree, Self-Driving Car Engineer Nanodegree Program

2016 – 2017

Udacity is partnered with the best companies in world for this field (Google, Uber, Mercedes, BMW, McLaren, etc.) to offer world-class curriculum, expert instructors, and exclusive hiring opportunities. This program equips A.I. Engineers with the skills they need to create vehicles that navigate autonomously.

# Licenses & certifications

### Venture Deals

Kauffman Fellows Academy
Issued May 2018 · No Expiration Date
Credential ID 3820-1632222

See credential

### Startup School Online

Y Combinator
Issued Jun 2017 · No Expiration Date
Credential ID 10737516

See credential

### AngularJS: "shaping-up-with-angular-js"

Code School
Issued Mar 2015 · No Expiration Date

**See credential**

# Volunteer experience

### Autopilot Research Engineer

Georgia Tech UAV Research Facility

Jul 2016 – Dec 2016 • 6 mos

Science and Technology

I contribute to the team's autopilot development efforts, using my background in Computational Perception & Robotics to leverage A.I. techniques (SLAM, Computer Vision, Sensor-fusion, etc.). We compete in international autonomous drone competitions on behalf of Georgia Tech.



